_____________________
                                                    |    OMB APPROVAL     |
                                                    |_____________________|
                                                    |OMB NUMBER: 3235-0145|
                    UNITED STATES                   |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION         |    December 31, 2005|
               Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                    |BURDEN HOURS         |
                                                    |PER RESPONSE ...11   |
                                                    |_____________________|


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              (Amendment No. 8)*


                  Insurance Management Solutions Group, Inc.
         ____________________________________________________________
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
         _____________________________________________________________
                        (Title of Class of Securities)


                                   458045101
         ____________________________________________________________
                                (CUSIP Number)


                         Bankers Insurance Group, Inc.
                         Attn: Robert G. Southey, Esq.
                         Secretary and General Counsel
                              360 Central Avenue
                         St. Petersburg, Florida 33701
                                (727) 823-4000

                                With a copy to:

                           Thomas J. Dougherty, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               One Beacon Street
                               Boston, MA 02108
                                 (617)573-4800
         ____________________________________________________________
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                April 21, 2003
         ____________________________________________________________
            (Date of Event which Requires Filing of this Statement)



                              Page 1 of 17 Pages

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.  0001063167                                       Page 2 of 17 Pages
-------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Bankers Insurance Group, Inc.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)    (X)
                                                              (b)    ( )
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF, WC
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       ( )

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF
                                    0
         SHARES            ----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    8,354,884 (see item 5)
        OWNED BY           ----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    0
        REPORTING          ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
         PERSON
                                    8,354,884 (see item 5)
          WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,354,884 (see item 5)
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         68.1%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         HC
-------------------------------------------------------------------------------

                                 SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.  0001063167                                      Page 3 of 17 Pages
-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Bankers Insurance Company
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)   (X)
                                                              (b)   ( )
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                              ( )

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF
                                    0
         SHARES            ----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    3,528,455 (see item 5)
        OWNED BY           ----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    0
        REPORTING          ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
         PERSON
                                    3,528,455 (see item 5)
          WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,528,455 (see item 5)
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.7%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IC
-------------------------------------------------------------------------------

                                 SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.  0001063167                                      Page 4 of 17 Pages
-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Bankers Security Insurance Company
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)   (X)
                                                              (b)   ( )
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                              ( )

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF
                                    0
         SHARES            ----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    821,429 (see item 5)
        OWNED BY           ----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    0
        REPORTING          ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
         PERSON
                                    821,429 (see item 5)
          WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         821,429 (see item 5)
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.7%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IC
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  0001063167                                     Page 5 of 17 Pages
-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Bonded Builders Service Corp.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)   (X)
                                                              (b)   ( )
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                              ( )

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF
                                    0
         SHARES            ----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    5,000 (see item 5)
        OWNED BY           ----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    0
        REPORTING          ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
         PERSON
                                    5,000 (see item 5)
          WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,000 (see item 5)
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IC
-------------------------------------------------------------------------------

                                 SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.  0001063167                                      Page 6 of 17 Pages
-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Bankers Financial Corporation
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)    (X)
                                                              (b)    ( )
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               ( )

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF
                                    0
         SHARES            ----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    8,354,884 (see item 5)
        OWNED BY           ----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    0
        REPORTING          ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
         PERSON
                                    8,354,884 (see item 5)
          WITH
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,354,884 (see item 5)
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         68.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.  0001063167                                     Page 7 of 17 Pages
-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Bankers International Financial Corporation
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)   (X)
                                                              (b)   ( )
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                              ( )

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF
                                    0
         SHARES            ----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    8,354,884 (see item 5)
        OWNED BY           ----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    0
        REPORTING          ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
         PERSON
                                    8,354,884 (see item 5)
          WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,354,884 (see item 5)
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         68.1%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.  0001063167                                       Page 8 of 17 Pages
-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Bankers International Financial Corporation, Ltd.

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)    (X)
                                                              (b)    ( )
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               ( )

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF
                                    0
         SHARES            ----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    8,354,884 (see item 5)
        OWNED BY           ----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    0
        REPORTING          ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
         PERSON
                                    8,354,884 (see item 5)
          WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,354,884 (see item 5)
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         68.1%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.  0001063167                                      Page 9 of 17 Pages
-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Ansbacher (Cayman) Limited , as trustee for
         Bankers International Financial Corporation II Trust
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)    (X)
                                                              (b)    ( )
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                           ( )

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF
                                    0
         SHARES            -----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    8,354,884 (see item 5)
        OWNED BY           ----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    0
        REPORTING          ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
         PERSON
                                    8,354,884 (see item 5)
          WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,354,884 (see item 5)
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         68.1%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.  0001063167                                    Page 10 of 17 Pages
-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Independent Foundation for the Pursuit of Charitable Endeavors,
         Ltd.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)   (X)
                                                              (b)   ( )
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                             ( )

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF
                                    0
         SHARES            -----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    8,354,884 (see item 5)
        OWNED BY           ----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    0
        REPORTING          ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
         PERSON
                                    8,354,884 (see item 5)
          WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,354,884 (see item 5)
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         68.1%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
-------------------------------------------------------------------------------

Note:       This Amendment No. 8 to Schedule 13D amends the Statement on
            Schedule 13D dated May 24, 2002 (the "Schedule 13D"), as amended by Amendment No. 1 dated July 19, 2002 ("Amendment No. 1"), Amendment No. 2 dated August 8, 2002 ("Amendment No. 2"), Amendment No. 3 dated August 16, 2002 ("Amendment No. 3"), Amendment No. 4 dated November 25, 2002 ("Amendment No. 4"), Amendment No. 5 dated January 10, 2003 ("Amendment No. 5"), Amendment No. 6 dated February 3, 2003 ("Amendment No. 6") and Amendment No. 7 dated April 15, 2003 filed on behalf of (i) Bankers Insurance Group, Inc., a Florida corporation ("BIG"), as a direct beneficial owner of Common Stock; (ii) Bankers Insurance Company, a Florida corporation and wholly-owned subsidiary of BIG ("BIC"), as a direct beneficial owner of Common Stock; (iii) Bankers Security Insurance Company, a Florida corporation and jointly-owned subsidiary of BIG and BIC ("BSIC"), as a direct beneficial owner of Common Stock; (iv) Bonded Builders Service Corp., a Florida corporation and indirect, wholly-owned subsidiary of BIG ("BBSC"), as a direct beneficial owner of Common Stock; (v) Bankers Financial Corporation ("BFC"), Bankers International Financial Corporation ("BIFC") and Bankers International Financial Corporation, Ltd. ("BIFC Ltd."), all of which are Florida corporations, except BIFC Ltd., which is a Cayman Islands corporation, as the direct, indirect and ultimate parent corporations, respectively, of BIG; (vi) Ansbacher (Cayman) Limited ("Ansbacher"), as trustee of the Bankers International Financial Corporation II Trust, a discretionary charitable trust which includes all of the outstanding shares of BIFC Ltd.; and
            (vii) Independent Foundation for the Pursuit of Charitable Endeavors, Ltd., ("IFPCE"), a not-for-profit Cayman company, which possesses certain discretionary powers to direct Ansbacher's ultimate disposition of the shares of BIFC Ltd., relating to the Common Stock (as defined in the Schedule 13D).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Item 6 of the Schedule 13D is hereby amended by adding the following (capitalized terms used, but not otherwise defined, herein have the meanings ascribed thereto in the Schedule 13D, as amended):

            As of April 25, 2003, BIG entered into a Letter Agreement (the "Letter Agreement") and a Stock Pledge and Security Agreement (the "Security Agreement") in favor of Regions Bank ("Lender"). Pursuant to the terms of the Letter Agreement, Lender has agreed to extend the forbearance period from January 1, 2003 until January 15, 2004, previously granted in connection with the Credit Agreement dated as of December 18, 1998 between BIG and Lender (the "Credit Agreement"). As a condition to the Letter Agreement, BIG was required to enter into the Security Agreement. Pursuant to the Security Agreement, BIG delivered to Lender a stock certificate representing 2,000,000 shares of Common Stock (the "Collateral") registered in the name of BIG as collateral security for the payment of BIG's obligations to Lender under the Credit Agreement. As of April 28, 2003, the outstanding principal amount under the Credit Agreement was approximately $4,753,235. The Security Agreement grants Lender a lien on the Collateral such that if the financial obligations of BIG to the Lender under the Credit Agreement are not satisfied, the Lender will have the right to appropriate or sell the Collateral, subject to the terms and conditions of the Letter Agreement.

            Under the terms of the Letter Agreement, the Lender agreed to fully cooperate with BIG in connection with the Merger and in connection with BIG's performance of its obligations pursuant to the Agreement to Facilitate Merger. In addition, BIG agreed to use the proceeds from the conversion of its Common Stock pursuant to the Merger to reduce the outstanding balance of the loan under the Credit Agreement to such a level as Lender may require. In addition, should BIG default under the Credit Agreement, as amended, and fail to cure or eliminate such default, Lender agreed that (i) it shall vote the Common Stock in the same manner as BIG votes the shares of Common Stock held by BIG at such time, (ii) Lender shall accept $3.26 per share as the consideration payable to it upon conversion of the Common Stock pursuant to the Merger, (iii) Lender shall not transfer or otherwise dispose of the Common Stock prior to the termination of the Agreement to Facilitate Merger in accordance with its terms and (iv) Lender shall not take any actions which would cause BIG to be in violation of the Agreement to Facilitate Merger. The Security Agreement provides that so long as no default exists under the Credit Agreement, BIG is entitled (A) to receive or direct payment and distribution of dividends paid or interest earned on the Collateral and (B) to vote or to direct the voting of the shares of Common Stock. The Collateral is to be delivered to BIG upon performance and satisfaction in full of all of BIG's obligations under the Credit Agreement.

The foregoing summary of certain provisions of the Security Agreement and Letter Agreement are not a complete description of the terms and conditions of the Security Agreement and Letter Agreement and are qualified in their entirety by reference to the full text of the Security Agreement and Letter Agreement which are filed herewith as Exhibits 10.5 and 10.6, respectively, and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         4.1      Letter from BIG to the Special Committee dated March 21,
                  2002 (1)

         4.2      Letter from BIG to the Special Committee dated July 16, 2002
                  (3)

         4.3      Letter from BIG to the Special Committee dated August 5,
                  2002 (4)

         4.4 Letter from Insurance Management Solutions Group, Inc. to Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company and Bankers Management Corporation dated as of November 21, 2002. (6)

         10.1 Agreement and Plan of Merger dated as of August 14, 2002 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Management Corporation and Insurance Management Solutions Group, Inc. (5)

         10.2 Stock Purchase and Sale Agreement dated as of December 31, 2002 between Bankers Security Insurance Company and Bankers Insurance Group, Inc. (7)

         10.3 Agreement and Plan of Merger dated as of April 9, 2003 among Fiserv, Inc., Fiserv Solutions, Inc., Fiserv Merger Sub, Inc. and Insurance Management Solutions Group, Inc. (excluding the exhibits thereto)* (9)

         10.4 Agreement to Facilitate Merger dated as of April 9, 2003 among Fiserv, Inc., Fiserv Solutions, Inc., Fiserv Merger Sub, Inc., Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company and Bonded Builders Service Corp. (excluding the schedule thereto)*
                  (10)

         10.5 Stock Pledge and Security Agreement dated as of April 21, 2003 by Bankers Insurance Group, Inc. in favor of Regions Bank

         10.6 Letter Agreement dated as of April 21, 2003 between Bankers Insurance Group, Inc. and Regions Bank

         99.1 Agreement of Joint Filing dated as of May 24, 2002 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Financial Corporation, Bankers International Financial Corporation, Bankers International Financial Corporation, Ltd., Ansbacher (Cayman) Limited, as trustee of the Bankers International Financial Corporation II Trust and Independent Foundation for the Pursuit of Charitable Endeavors, Ltd. (1)

         99.2 Power of Attorney for Bankers International Financial Corporation, Ltd. (1)

         99.3 Power of Attorney for Ansbacher (Cayman) Limited, as trustee for the Bankers International Financial Corporation II Trust
                  (1)

         99.4 Power of Attorney for Independent Foundation for the Pursuit of Charitable Endeavors, Ltd. (2)

         99.5 Amended and Restated Agreement of Joint Filing dated as of February 4, 2003 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bonded Builders Service Corp., Bankers Financial Corporation, Bankers International Financial Corporation, Bankers International Financial Corporation, Ltd., Ansbacher (Cayman) Limited, as trustee of the Bankers International Financial Corporation II Trust and Independent Foundation for the Pursuit of Charitable Endeavors, Ltd. (8)

(1) Incorporated by reference to the Reporting Persons' Schedule 13D filed with the SEC on May 24, 2002.

(2) Incorporated by reference to the Reporting Persons' Schedule 13G filed with the SEC on April 5, 2000.

(3) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 1, filed with the SEC on July 19, 2002.

(4) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 2, filed with the SEC on August 9, 2002.

(5) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 3, filed with the SEC on August 16, 2002.

(6) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 4, filed with the SEC on November 25, 2002.

(7) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 5, filed with the SEC on January 10, 2003.

(8) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 6, filed with the SEC on February 4, 2003.

(9) Incorporated by reference to Exhibit 2.1 to the Issuer's Form 8-K filed with the SEC on April 9, 2003.

(10) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 7, filed with the SEC on April 15, 2003.

         * The exhibits and schedules have been purposefully omitted. Copies thereof will be furnished supplementally to the Securities and Exchange Commission upon request.

           The Index of Exhibits attached to this Statement is hereby incorporated by reference in its entirety.


                                  SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 29, 2003

                                             BANKERS INSURANCE GROUP, INC.


                                             By:  /s/  Robert G. Southey
                                             -----------------------------
                                             Name:   Robert G. Southey
                                             Title:  Secretary
                                                     General Counsel
                                                     Vice President


                                              BANKERS INSURANCE COMPANY


                                              By:  /s/  Robert G. Southey
                                              -----------------------------
                                              Name:   Robert G. Southey
                                              Title:  Secretary
                                                      General Counsel
                                                      Vice President


                                              BANKERS SECURITY INSURANCE COMPANY


                                              By:  /s/  Robert G. Southey
                                              -----------------------------
                                              Name:   Robert G. Southey
                                              Title:  Secretary
                                                      General Counsel
                                                      Vice President



                                              BONDED BUILDERS SERVICE CORP.


                                              By:  /s/  Edwin C. Hussemann
                                              -----------------------------
                                              Name:   Edwin C. Hussemann
                                              Title:  Director
                                                      Vice President

                                              BANKERS FINANCIAL CORPORATION


                                              By:  /s/  David K. Meehan
                                              -----------------------------
                                              Name:   David K. Meehan
                                              Title:  Director
                                                      Vice Chairman
                                                      President



                                              BANKERS INTERNATIONAL FINANCIAL
                                              CORPORATION


                                              By:  /s/  David K. Meehan
                                              -----------------------------
                                              Name:  David K. Meehan
                                              Title: Director
                                                     Vice Chairman
                                                     President


                                              BANKERS INTERNATIONAL FINANCIAL
                                              CORPORATION, LTD.


                                              By:  /s/  David K. Meehan
                                              -----------------------------
                                              Name:  David K. Meehan
                                              Title: Attorney-in-fact under
                                                     Power dated 5/16/02


                                              ANSBACHER (CAYMAN) LIMITED, AS
                                              TRUSTEE FOR THE BANKERS
                                              INTERNATIONAL FINANCIAL
                                              CORPORATION II TRUST


                                              By:  /s/  David K. Meehan
                                              -----------------------------
                                              Name:  David K. Meehan
                                              Title: Attorney-in-fact under
                                                     Power dated 5/16/02


                                              INDEPENDENT FOUNDATION FOR THE
                                              PURSUIT OF CHARITABLE ENDEAVORS,
                                              LTD.


                                              By:  /s/  David K. Meehan
                                              -----------------------------
                                              Name:   David K. Meehan
                                              Title:  Attorney-in-fact under
                                                      Power dated 2/10/99

                               INDEX OF EXHIBITS

        Number            Description

         4.1      Letter from BIG to the Special Committee dated March 21,
                  2002 (1)

         4.2      Letter from BIG to the Special Committee dated July 16, 2002
                  (3)

         4.3      Letter from BIG to the Special Committee dated August 5,
                  2002 (4)

         4.4 Letter from Insurance Management Solutions Group, Inc. to Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company and Bankers Management Corporation dated as of November 21, 2002. (6)

         10.1 Agreement and Plan of Merger dated as of August 14, 2002 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Management Corporation and Insurance Management Solutions Group, Inc. (5)

         10.2 Stock Purchase and Sale Agreement dated as of December 31, 2002 between Bankers Security Insurance Company and Bankers Insurance Group, Inc. (7)

         10.3 Agreement and Plan of Merger dated as of April 9, 2003 among Fiserv, Inc., Fiserv Solutions, Inc., Fiserv Merger Sub, Inc. and Insurance Management Solutions Group, Inc. (excluding the exhibits thereto)* (9)

         10.4 Agreement to Facilitate Merger dated as of April 9, 2003 among Fiserv, Inc., Fiserv Solutions, Inc., Fiserv Merger Sub, Inc., Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company and Bonded Builders Service Corp. (excluding the schedule thereto)*
                  (10)

         10.5 Stock Pledge and Security Agreement dated as of April 21, 2003 by Bankers Insurance Group, Inc. in favor of Regions Bank

         10.6 Letter Agreement dated as of April 25, 2003 between Bankers Insurance Group, Inc. and Regions Bank

         99.1 Agreement of Joint Filing dated as of May 24, 2002 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Financial Corporation, Bankers International Financial Corporation, Bankers International Financial Corporation, Ltd., Ansbacher (Cayman) Limited, as trustee of the Bankers International Financial Corporation II Trust and Independent Foundation for the Pursuit of Charitable Endeavors, Ltd. (1)

         99.2 Power of Attorney for Bankers International Financial Corporation, Ltd. (1)

         99.3 Power of Attorney for Ansbacher (Cayman) Limited, as trustee for the Bankers International Financial Corporation II Trust
                  (1)

         99.4 Power of Attorney for Independent Foundation for the Pursuit of Charitable Endeavors, Ltd. (2)

         99.5 Amended and Restated Agreement of Joint Filing dated as of February 4, 2003 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bonded Builders Service Corp., Bankers Financial Corporation, Bankers International Financial Corporation, Bankers International Financial Corporation, Ltd., Ansbacher (Cayman) Limited, as trustee of the Bankers International Financial Corporation II Trust and Independent Foundation for the Pursuit of Charitable Endeavors, Ltd. (8)



(1) Incorporated by reference to the Reporting Persons' Schedule 13D filed with the SEC on May 24, 2002.

(2) Incorporated by reference to the Reporting Persons' Schedule 13G filed with the SEC on April 5, 2000.

(3) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 1, filed with the SEC on July 19, 2002.

(4) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 2, filed with the SEC on August 9, 2002.

(5) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 3, filed with the SEC on August 16, 2002.

(6) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 4, filed with the SEC on November 25, 2002.

(7) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 5, filed with the SEC on January 10, 2003.

(8) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 6, filed with the SEC on February 4, 2003.

(9) Incorporated by reference to Exhibit 2.1 to the Issuer's Form 8-K filed with the SEC on April 9, 2003.

(10) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 7, filed with the SEC on April 15, 2003.

         * The exhibits and schedules have been purposefully omitted. Copies thereof will be furnished supplementally to the Securities and Exchange Commission upon request.